

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2009

Via Facsimile (212) 872-1002 and U.S. Mail

Mark Zvonkovic, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10019

Re: Parallel Petroleum Corporation
Schedule TO-T filed September 24, 2009 by PLLL Holdings, LLC, PLLL
Acquisition Co., and Apollo Management VII, L.P.
SEC File No. 005-39822

Dear Mr. Zvonkovic:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1.   Please ensure that, as a filing person, Apollo Management VII, L.P., signs the Schedule TO. Also ensure that Schedule I includes the disclosure required of Apollo Management VII, L.P.

2.   In connection with the new employment agreements negotiated with the company's Executive Officers, please tell us how your offer complies with the requirements of Rule 14d-10.

Offer to Purchase

Certain Information Concerning the Company, page 12

3.   Revise your disclosure in the paragraph "Available Information" to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Also, delete the references to our regional offices as they are no longer available to the public. Please also apply this comment to similar disclosure on page 13.

Certain Information Concerning Parent and the Purchaser, page 12

4.   Please tell us why you need to qualify your disclosure "to the best knowledge of Parent and the Purchaser." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Letter of Transmittal

5.   Provide an analysis supporting your reference to Treasury Department Circular 230 on page 10 or delete the legend.

Closing Information

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions